UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON NOVEMBER 23, 2011

DATE, TIME AND PLACE:

November 23, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Antonio Alvarez Alvarez; José Manuel Tejón Borrajo; José de Menezes Berenguer Neto, José de Paiva Ferreira; José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the amendment of the Policies for Disclosure of Material Acts and Facts and for Trading Securities of the Company; (b)  Approve the Company’s Calendar of Corporate Events referent to the year 2012; (c)  Receive training of the Code of Conduct on the Stock Markets of the Company; (d) know the content of the letter 0382/2011-BCB/Desup/GTSP1/Cosup-02, issued by the Central Bank of Brasil; and (e)  know the economics-financials results of the Company relative to October, 2011.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to item XXV, of the article 17 of the Company’s Bylaws the amendment of the Policies for Disclosure of Material Acts and Facts and for Trading Securities of the Company, which shall come into force from this date;

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[Free English Translation]

(b)       Approved the the Company’s Calendar of Corporate Events referent to the year 2012, opportunely to be released;

(c)        Received training of the Code of Conduct on the Stock Markets of the Company (“CCMV”), in attendance to the item 13 of the CCMV;

It is registered that Mrs. Sônia Baboghlian, Compliance Superintendent of the Company were present to realize the training mentioned on the item (c) of the Agenda.

(d)       knew the content of the letter 0382/2011-BCB/Desup/GTSP1/Cosup-02, issued by the Central Bank of Brasil on November 1st, 2011, referred to the results of the inspection realized within the Economic and Financial Conglomerate on the base date January 31st,2011; and

(e)        Finally,  knew the economics-financials results of the Company relative to October, 2011.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, November 23, 2011. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  José Antonio Alvarez Alvarez; José Manuel Tejón Borrajo; José de Menezes Berenguer Neto; José de Paiva Ferreira; José Roberto Mendonça de Barros; and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 23, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer